SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st September, 2005, for the month of August, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SHARE OPTION PROGRAM, REDUCTION IN TREASURY SHARES
In connection with Telenor’s share option programmes of 2002, 2003 and 2004 for managers and key personnel, the number of treasury shares is reduced by 164,335 from 6,414,000 to 6,249,665.
SHARE BUY BACK
Telenor ASA has on August 4, 2005 purchased 230,000 own shares at an average price of NOK 55.62 per share. After this transaction, Telenor ASA owns a total of 6,479,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 5, 2005 purchased 300,000 own shares at an average price of NOK 55.13 per share. After this transaction, Telenor ASA owns a total of 6,779,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 8, 2005 purchased 300,000 own shares at an average price of NOK 54.82 per share. After this transaction, Telenor ASA owns a total of 7,079,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 9, 2005 purchased 300,000 own shares at an average price of NOK 54.94 per share. After this transaction, Telenor ASA owns a total of 7,379,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 11, 2005 purchased 220,000 own

shares at an average price of NOK 55.46 per share. After this transaction, Telenor ASA owns a total of 7,599,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 12, 2005 purchased 400,000 own shares at an average price of NOK 55.75 per share. After this transaction, Telenor ASA owns a total of 7,999,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 16, 2005 purchased 465,000 own shares at an average price of NOK 56.07 per share. After this transaction, Telenor ASA owns a total of 8,464,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 17, 2005 purchased 260,000 own shares at an average price of NOK 55.78 per share. After this transaction, Telenor ASA owns a total of 8,724,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 18, 2005 purchased 450,000 own shares at an average price of NOK 56.16 per share. After this transaction, Telenor ASA owns a total of 9,174,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 23, 2005 purchased 300,000 own shares at an average price of NOK 57.55 per share. After this transaction, Telenor ASA owns a total of 9,474,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 24, 2005 purchased 300,000 own shares at an average price of NOK 58.40 per share. After this transaction, Telenor ASA owns a total of 9,774,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20,
2005.
SHARE BUY BACK
Telenor ASA has on August 25, 2005 purchased 300,000 own shares at an average price of NOK 58.17 per share. After this transaction, Telenor ASA owns a total of 10,074,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 26, 2005 purchased 300,000 own shares at an average price of NOK 58.36 per share. After this transaction, Telenor ASA owns a total of 10,374,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 29, 2005 purchased 125,000 own shares at an average price of NOK 57.71 per share. After this transaction, Telenor ASA owns a total of 10,499,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
SHARE BUY BACK
Telenor ASA has on August 30, 2005 purchased 300,000 own shares at an average price of NOK 58.57 per share. After this transaction, Telenor ASA owns a total of 10,799,665 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
	Name:	Torstein Moland
(sign.)
	Title:	CFO

Date: 1st September, 2005